# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Yuanbao Inc., CIK 0001995520
CUSIP: 987910106
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: BUILDING 2, NO.8 BEICHEN WEST ROAD, CHAOYANG DISTRICT, BEIJING, China (F4), 100101
Date of event which requires filing of this statement: 08/13/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002083646

## Reporting persons
- Franchise GP Ltd: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 14,362,929; shared voting power 0; sole dispositive power 14,362,929; shared dispositive power 0; aggregate amount beneficially owned 14,362,929 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Yuanbao Inc.
Address of issuer's principal executive offices: BUILDING 2, NO.8 BEICHEN WEST ROAD, CHAOYANG DISTRICT, BEIJING, CHINA, 100101.

## Item 2. Person Filing
Name of person filing: Franchise GP Ltd
Address of principal business office or, if none, residence: Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 14,362,929
Percent of class: 7.6%
Sole power to vote or to direct the vote: 14,362,929
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 14,362,929
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Franchise GP Ltd: Shihong Wang, Shihong Wang (09/03/2025)